FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Corporation

1.1	Name and Address of Corporation

Klondex Mines Ltd.
Suite 304, 595 Howe Street
Vancouver, BC V6C 2T5

("Klondex" or the " Corporation")

1.2	Executive Officer

For further information, please contact Barry Dahl, Chief Financial Officer of the Corporation, at:

Phone: (775) 284-5757

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On February 11, 2014, the Corporation, through a wholly-owned subsidiary, indirectly acquired (the "Acquisition") the Midas mine and related ore milling facility located in the State of Nevada (collectively, "Midas") through the purchase of all of the issued and outstanding shares of capital stock of Newmont Midas Holdings Limited from a subsidiary of Newmont Mining Corporation ("Newmont"). Midas produces gold and silver.

Further information about Midas can be found in the technical report entitled "Technical Report on the Midas Mine and Mill, Elko County, Nevada" dated February 14, 2014 (effective date October 31, 2013) (the "Technical Report") and filed on the Corporation's SEDAR profile at www.sedar.com on March 31, 2014.

2.2	Date of Acquisition

February 11, 2014.

2.3	Consideration

The total consideration included a cash payment of approximately US$55 million and issuance of 5 million common share purchase warrants to Newmont (the "Newmont Warrants") with a 15- year term, subject to acceleration where the closing price of the common shares of the Corporation has exceeded 500% of the exercise price for a period of 60 consecutive trading days. Each Newmont Warrant has an exercise price of C$2.15. The Company also deposited US$28 million in reclamation bonds to replace Newmont’s surety arrangements with Nevada and federal regulatory authorities.

The Acquisition was financed through the net proceeds of the following:

(i) Equity: Klondex completed a private placement of 29.4 million subscription receipts at an issue price of C$1.45 per subscription receipt for total gross proceeds of approximately C$42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition. As partial consideration to certain agents, the Company issued 1,176,000 common share warrants, exercisable at $1.55 per share for 24 months following the issuance of the subscription receipts.

(ii) Gold Purchase Agreement: Klondex entered into a gold purchase agreement (the "Gold Purchase Agreement") with a subsidiary of Franco-Nevada Corporation ("Franco-Nevada") pursuant to which Klondex agreed to sell and deliver an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash. Under the terms of the Gold Purchase Agreement, gold deliveries will be made at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is detailed below:

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

(iii) The Company granted to a subsidiary of Franco-Nevada a 2.5% net smelter return royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236,360 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries are completed.

(iv) Debt: Klondex completed a private placement of units consisting of C$25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 (the "Notes") and 3,100,000 common share purchase warrants with a three-year term and an exercise price of C$1.95 to a syndicate of lenders led by Royal Capital Management Corp. and including K2 Principal Fund LP and Jones, Gable & Company Limited.

Beginning January 31, 2015, Klondex is obligated to repay C$4 million in principal on the Notes per annum, with the balance due upon maturity.

The security granted for the performance of Klondex's obligations under the Notes and the Gold Purchase Agreement rank pari passu.

2.4	Effect on Financial Position

The effect of the Acquisition on the Corporation's financial position is outlined in the Corporation's unaudited pro forma condensed consolidated balance sheet which is attached to this report and referred to in Item 3 below.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (" NI 51-102")), associate or affiliate of the Corporation.

2.7	Date of Report

May 12, 2014.

Item 3 Financial Statements

The following financial statements are included in this Business Acquisition Report:

  Schedule "A" – Unaudited pro forma consolidated financial statements of the Corporation as at and for the year ended December 31, 2013; and

  Schedule "B" – Audited carve-out financial statements of Midas Mining Operations as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the report of the auditors thereon.

This business acquisition report contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about current expectations regarding the completion of the post-closing items, cash flow from operations and the upside potential of the Fire Creek Project and the Corporation and the benefits of the Acquisition. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; risks associated with the realization of the anticipated benefits of the Acquisition; risks associated with the integration of Midas into Klondex's existing operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Corporation’s business are more fully discussed in the Corporation’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Corporation assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Schedule "A"

Unaudited pro forma consolidated financial statements of the Corporation as at and for the year ended December 31, 2013

Klondex Mines Ltd.

Pro Forma Consolidated Financial
Statements
(Unaudited - Prepared by Management)
December 31, 2013
(expressed in Canadian dollars)

Klondex Mines Ltd.
Pro Forma Consolidated Statement of Financial Position
(Unaudited - Prepared by Management)
As at December 31, 2013

(expressed in Canadian dollars)

			Pro forma adjustments
	Klondex		Financing			Acquisition of			Pro forma
	Mines Ltd.	Midas	related	Note		Midas	Note		consolidated
	$	$	$			$			$
Assets
Current assets
Cash and cash equivalents	13,509,155	-	100,507,000	3	(b)	(51,644,580)	3	(a)	27,179,555
		-	(7,000,000)	3	(c)	(26,392,020)	3	(d)
						(1,800,000)	3	(e)
Receivables	49,260	490,784	-			-			540,044
Inventories	-	9,747,053	-			-			9,747,053
Prepaid expenses	273,088	2,670,168	-			-			2,943,256
	13,831,503	12,908,005	93,507,000			(79,836,600)			40,409,908
Property and equipment	2,153,523	17,382,418	(205,255)	3	(b)	43,743,613	3	(a)	63,074,299
Exploration and evaluation assets	93,420,809	-	(957,171)	3	(b)	-			92,463,638
Reclamation bond	445,809	-	-			26,392,020	3	(d)	26,837,829
	109,851,644	30,290,423	92,344,574			(9,700,967)			222,785,674
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,795,512	6,975,344	-			-			12,770,856
Due to related parties	662,426	-	-			-			662,426
Loans payable	7,000,000	-	(7,000,000)	3	(c)	-			-
Income tax liability	-	1,400,898	-			-			1,400,898
	13,457,938	8,376,242	(7,000,000)			-			14,834,180
Loans payable	-	-	23,028,000	3	(b)	-			23,028,000
Derivative liability related to gold supply agreement	8,763,304	-	-			-			8,763,304
Decommissioning provision	1,193,628	7,213,214	-			-			8,406,842
Deferred revenue	-	-	31,744,574	3	(b)	-			31,744,574
	23,414,870	15,589,456	47,772,574			-			86,776,900
Shareholders’ Equity
Share capital	111,596,460	14,700,967	42,100,000	3	(b)	(14,700,967)	3	(a)	151,896,460
						(1,800,000)	3	(e)
Warrants	992,693	-	2,472,000	3	(b)	6,800,000	3	(a)	10,264,693
Share-based payment reserve	13,552,559	-	-			-			13,552,559
Deficit	(43,950,683)	-	-			-			(43,950,683)
Accumulated other comprehensive income	4,245,745	-	-			-			4,245,745
	86,436,774	14,700,967	44,572,000			(9,700,967)			136,008,774
	109,851,644	30,290,423	92,344,574			(9,700,967)			222,785,674

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Klondex Mines Ltd.
Pro Forma Consolidated Statement of Operations
(Unaudited - Prepared by Management)
For the year ended December 31, 2013

(expressed in Canadian dollars)

	Klondex		Pro forma			Pro forma
	Mines Ltd.	Midas	adjustments	Note		consolidated
	$	$	$			$

Revenue	-	111,553,619	-			111,553,619

Cost of sales	-	(79,635,988)	-			(79,635,988)
Exploration and advanced projects	-	(544,817)	544,817	4	(a)	-
Administrative expenses	-	(5,105,214)	-			(5,105,214)
Consulting fees	(231,887)	-	-			(231,887)
Depreciation	(63,458)	(40,714,007)	(23,621,551)	4	(b)	(64,399,016)
Legal, audit and accounting	(419,745)	-	-			(419,745)
Management fees	(1,817,510)	-	-			(1,817,510)
Office and miscellaneous	(265,011)	-	-			(265,011)
Share-based payments	(1,096,007)	-	-			(1,096,007)
Transfer agent and regulatory fees	(100,770)	-	-			(100,770)
Travel, conferences and meetings	(619,011)	-	-			(619,011)
Business combination costs	(803,683)	-	-			(803,683)
Loss on change in fair value of derivative	(8,763,304)	-	-			(8,763,304)
Other financial income	59,595	-	-			59,595

	(14,120,791)	(126,000,026)	(23,076,734)			(163,197,551)

Loss before income taxes	(14,120,791)	(14,446,407)	(23,076,734)			(51,643,932)

Provision for income taxes
Current	-	(2,418,205)	-			(2,418,205)
Deferred	-	(29,535,472)	29,535,472	4	(c)	-

	-	(31,953,677)	29,535,472			(2,418,205)

Net loss for the year	(14,120,791)	(46,400,084)	6,458,738			(54,062,137)

Basic and diluted loss per share	(0.21)					(0.57)

Weighted average number of shares outstanding	66,240,800					95,640,800

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Klondex Mines Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited - Prepared by Management)
December 31, 2013

(expressed in Canadian dollars)

1	Information on the Company

Klondex Mines Ltd. (“Klondex” or “the Company”) is in the business of owning, acquiring, exploiting, exploring, developing and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company has interests in two mineral properties located in the State of Nevada, USA.

The unaudited pro forma consolidated financial statements have been prepared to give effect to the acquisition (“the Acquisition”) by the Company of the Midas mine and related ore milling facility located in the State of Nevada (collectively, “Midas”) from a subsidiary of Newmont Mining Corporation (“Newmont”) on the dates indicated in note 2.

On February 11, 2014, the Company announced that the Acquisition had closed. The aggregate purchase price was comprised of a US$55 million payment to Newmont and the issuance of 5 million common share purchase warrants to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of $2.15.

The Acquisition was financed through the net proceeds of the following (collectively, “the Acquisition Financings”):

a)

Gold Financing Package: a gold financing package from subsidiaries of Franco-Nevada Corporation in the amount of US$35 million, consisting of a gold purchase arrangement (“the Gold Purchase”) for 38,250 ounces of gold to be delivered by December 31, 2018, and a 2.5% net smelter return (“NSR”) royalty on the Fire Creek and Midas properties commencing 2019, after the scheduled gold deliveries are completed. Under the terms of the Gold Purchase, gold deliveries will be made at the end of each month with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces is completed on December 31, 2018.

b)

Debt: Klondex completed a private placement of $25 million principal amount of 11.00% senior secured notes due August 11, 2017 (“the Notes”) to a syndicate of lenders led by Royal Capital Management Corp. and including K2 Principal Fund LP and Jones Gable. Beginning January 31, 2015, Klondex is obligated to repay $4 million in principal per annum, with the balance due upon maturity. Klondex also issued to the Note holders a total of 3.1 million common share purchase warrants that have a three-year term and an exercise price of $1.95. The security granted for the performance of the obligations under the Notes and the Gold Purchase rank pari passu.

c)

Equity: Klondex previously completed a private placement of 29.4 million subscription receipts at an issue price of $1.45 per subscription receipt for total gross proceeds of approximately $42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition. As partial consideration to certain agents, the Company issued 1,176,000 common share purchase warrants, exercisable at $1.55 per share for 24 months following the issuance of the subscription receipts.

(1)

Klondex Mines Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited - Prepared by Management)
December 31, 2013

(expressed in Canadian dollars)

Klondex was also required to deposit approximately US$28 million in reclamation bonds to replace Newmont’s surety arrangements with Nevada and federal regulatory authorities.

In connection with the Acquisition Financings, Klondex repaid in full from existing working capital the $7 million principal amount of senior unsecured notes issued in January 2013 and otherwise due in January 2015.

2	Basis of preparation

The unaudited pro forma consolidated statement of financial position gives effect to the Acquisition as if it had occurred at December 31, 2013, and the unaudited pro forma consolidated statement of operations gives effect to the Acquisition as if it had occurred on January 1, 2013.

The unaudited pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with:

the Company’s audited consolidated financial statements for the year ended December 31,2013; and
the Midas carve-out financial statements for the year ended December 31, 2013.

The unaudited pro forma consolidated financial statements include financial information of Midas which is prepared in accordance with United States generally accepted accounting principles, while the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Company has determined, however, that the carve-out financial statements of Midas are prepared using accounting principles that are aligned with IFRS and there are no significant differences between the accounting principles used by Midas and the Company except that Klondex capitalizes exploration and evaluation costs and Midas charges these costs to the statement of operations.

The unaudited pro forma consolidated financial statements are for illustrative purposes only, based on the assumptions set forth herein. They may not be indicative of the consolidated financial position or consolidated results of operations that would have occurred if the Acquisition had actually taken place at the dates indicated or of the consolidated financial position or consolidated results of operations that may occur in the future.

The exchanges rates used in the preparation of the pro forma consolidated financial statements are as follows:

	US$	$

As at December 31, 2013	1	0.9402
Year ended December 31, 2013	1	1.0299

(2)

Klondex Mines Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited - Prepared by Management)
December 31, 2013

(expressed in Canadian dollars)

3	Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma consolidated statement of financial position is based on the unaudited condensed consolidated statement of financial position of the Company as at December 31, 2013 and the carve-out balance sheet of Midas at the same date, and has been adjusted for the following items:

	a)	Purchase price allocation

The Acquisition is accounted for as an acquisition of business under the purchase method using the following preliminary purchase price allocation:

		Purchase
	Carrying	price
	amount of	allocation	Cost to
	Midas	adjustment	Klondex
	$	$	$

Receivables	490,784	-	490,784
Inventories	9,747,053	-	9,747,053
Prepaid expenses	2,670,168	-	2,670,168
Property and equipment	17,382,418	43,743,613	61,126,031
Accounts payable and accrued liabilities	(6,975,344)	-	(6,975,344)
Income tax liability	(1,400,898)	-	(1,400,898)
Decommissioning provision	(7,213,214)	-	(7,213,214)

	14,700,967	43,743,613	58,444,580

			$

Consideration
Cash payment (US$54,929,355)			51,644,580
5,000,000 common share purchase warrants			6,800,000

			58,444,580

The purchase price allocation was prepared by attributing the difference between purchase consideration and the carrying value of net assets of Midas acquired (before considering goodwill and deferred tax) to property and equipment. It is assumed that there is sufficient unrecognized deferred tax assets in Midas to offset the deferred tax liability arising from the purchase price allocation. There is no resultant goodwill to be recognized in the unaudited pro forma consolidated statement of financial position. The final purchase price allocation will be determined once the relevant valuations are completed by management and the total acquisition costs accumulated. As a result, the final purchase price allocation may be materially different from the preliminary estimated allocation.

(3)

Klondex Mines Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited - Prepared by Management)
December 31, 2013

(expressed in Canadian dollars)

b)	Acquisition Financings

The Acquisition was financed through the net proceeds of the following:

	Gold
	Financing
	Package	Debt	Equity	Total
	$	$	$	$

Property and equipment (Midas)	205,255	-	-	205,255
Exploration and evaluation assets (Fire Creek)	957,171	-	-	957,171
Loans payable	-	23,028,000	-	23,028,000
Deferred revenue	31,744,574	-	-	31,744,574
Common shares	-	-	42,100,000	42,100,000
Common share purchase warrants	-	1,972,000	500,000	2,472,000

Gross cash proceeds	32,907,000	25,000,000	42,600,000	100,507,000

In respect of the Gold Financing Package, it is assumed that consideration received is allocated as follows:

US$218,310 ($205,255) for the Midas 2.5% royalty
US$1,018,050 ($957,171) for the Fire Creek 2.5% royalty
US$33,763,640 ($31,744,574) for scheduled gold deliveries

c)	Repayment of existing loans

Klondex repaid in full from working capital the principal amount of existing senior unsecured notes of $7,000,000.

d)	Reclamation bond

The Company made a deposit of US$28,070,645 ($26,392,020) as a reclamation bond.

e)	Transaction costs

The Company incurred $1,800,000 as transaction costs. For the purpose of the pro forma consolidated financial statements, these transaction costs are recorded in deficit.

(4)

Klondex Mines Ltd.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited - Prepared by Management)
December 31, 2013

(expressed in Canadian dollars)

4	Pro forma adjustments to the consolidated statement of operations

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 is based on the audited consolidated statement of operations for the Company and the carve-out statement of comprehensive income of Midas for the year ended December 31, 2013.

The unaudited pro forma consolidated statement of operations has been adjusted for the following items:

	a)	Exploration expenses of Midas are capitalized in line with the accounting policy of the Company.

b)

There is incremental depreciation of property and equipment due to the purchase price allocation (“PPA”) adjustment. It is assumed that 54% ($23,621,551) of the PPA adjustment is amortized in the year ended December 31, 2013.

c)

The valuation allowance in the carve-out financial statements of Midas for the year ended December 31, 2013 for previously recognized deferred tax assets amounting to $29,535,472 is reversed because it is assumed, for the purposes of the pro forma consolidated financial statements, that deferred tax assets are not recognized on acquisition of Midas. It is uncertain whether there will be future taxable profits against which deferred tax assets can be utilized.

It is assumed that interest on the incremental debt used to finance the Acquisition is capitalized to exploration and evaluation assets and that gold delivery under the Gold Financing Package has not commenced.

(5)

Schedule "B"

Audited carve-out financial statements of Midas Mining Operations as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the report of the auditors thereon

Midas Mining Operations

Carve-out Financial Statements
December 31, 2013 and 2012

(in thousands of US dollars)

Midas Mining Operations
Carve-out Financial Statements

May 9, 2014

Independent Auditor's Report

To the Directors of
Klondex Mines Ltd.

We have audited the accompanying carve-out financial statements of the Midas Mining Operations, which comprise the carve-out balance sheets as at December 31, 2013 and December 31, 2012 and the carve-out statements of comprehensive (loss) income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and the related notes including a summary of significant accounting policies.

Responsibility for the carve-out financial statements
Newmont Mining Corporation's Finance Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with United States generally accepted accounting principles, and for such internal control as they determine is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform our audits to obtain reasonable assurance about whether the carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604806 7000, F: +1 604806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontano limited liability partnership.

Opinion
In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Midas Mining Operations as at December 31, 2013 and December 31, 2012 and the results of its operations and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with United States generally accepted accounting principles.

Emphasis of matter
Without modifying our opinion, we draw attention to the fact that, as described in note 2 to the carve-out financial statements, the Midas Mining Operations did not operate as a separate entity during the periods presented. These carve-out financial statements are, therefore, not necessarily indicative of results that would have occurred if the Midas Mining Operations had been a separate stand-alone entity during the periods presented or of the future results of the Midas Mining Operations.

Chartered Accountants

Midas Mining Operations
Carve-out Statements of Comprehensive CLoss) Income
For the years ended December 31, 2013 and 2012

(in thousands of US dollars)

	2013	2012
	$	$

Sales	108,315	176,715

Costs and expenses
Costs applicable to sales	77,324	78,986
Depreciation	39,532	31,672
Reclamation and remediation	(215)	395
Exploration		5,052
Advanced projects	744	6,625
Administrative expenses	4,957	5,777

	122,342	128,507

(Loss) income before income and mining tax	(14,027)	48,208

Income and mining tax expense - current	(2,348)	(13,189)
Income and mining tax (expense) recovery - deferred	(28,678)	3,135

Net (loss) income and comprehensive (loss) income	(45,053)	38,154

The accompanying notes are an integral part of these carve-out financial statements.

Midas Mining Operations
Carve-out Statements of Cash Flows
For the years ended December 31, 2013 and 2012

(in thousands of US dollars)

	2013	2012
	$	$

Cash flows from operating activities
Net (loss) income	(45,053)	38,154
Adjustments
Depreciation	39,532	31,672
Reclamation and remediation	(215)	395
Inventory writedown	1,204
Deferred income tax	28,678	(3,135)
Changes in non-cash working capital
Trade receivables	(522)
Inventories	(4,331)	(1,190)
Stockpiles	930	(509)
Prepaid expenses	1,044	(2,873)
Accounts payable	(980)	1,324
Accrued liabilities	(500)	(590)
Income tax liability	(8,946)	(17,788)

	10,841	45,460

Cash flows from investing activities
Additions to property, plant and mine development	(7,132)	(28,021)

Cash flows from financing activities
Changes in owner's net investment	(3,709)	(17,439)

Net change in cash and cash equivalents	-	-

Cash and cash equivalents - Beginning of year	-	-

Cash and cash equivalents - End of year	-	-

The accompanying notes are an integral part of these carve-out financial statements.

Midas Mining Operations
Carve-out Balance Sheets
As at December 31, 2013 and 2012

(in thousands of US dollars)

	2013	2012
	$	$

Assets
Current assets
Trade receivables	522
Inventories (note 4)	10,367	7,240
Stockpiles		930
Prepaid assets	2,840	3,884
	13,729	12,054
Non-current assets
Property, plant and mine development (note 6)	18,488	50,983
Deferred income tax asset (note 5)		28,678
	18,488	79,661
Total assets	32,217	91,715
Liabilities
Current liabilities
Accounts payable	962	1,942
Income tax liability	1,490	10,436
Accrued liabilities	6,457	6,957
	8,909	19,335
Non-current liabilities
Reclamation and remediation liabilities (note 7)	7,672	7,982
Total liabilities	16,581	27,317

Equity
Owner's net investment	15,636	64,398
	32,217	91,715

The accompanying notes are an integral part of these carve-out financial statements.

Midas Mining Operations
Carve-out Statements of Changes in Equity
For the years ended December 31, 2013 and 2012

(in thousands of US dollars)

Owner's net
investment
$
Balance - December 31,2011	43,682
Change in Owner's net investment	20,716
Balance - December 31,2012	64,398
Change in Owner's net investment	(48,762)
Balance - December 31,2013	15,636

The accompanying notes are an integral part of these carve-out financial statements.

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

1	Business activities and background

The Midas Mining Operations ("Midas") is a gold mine operating in northern Nevada. The ultimate parent of Midas is Newmont Mining Corporation ("Newmont"). Midas extracts gold and silver ore through its underground operations and refines it into gold and silver dore.

On December 4, 2013 Newmont announced the signing of a Stock Purchase Agreement ("the Agreement") under which Klondex Mines Ltd. ("Klondex") will acquire Newmont's Midas Mining Operations in Nevada.

2	Basis of presentation

The Midas carve-out financial statements which have been prepared in connection with the Agreement, present the historical carve-out financial position, results of operations, changes in equity and cash flows of Midas. The Midas carve-out financial statements have been derived from the accounting records of Newmont and prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Midas been a separate entity. Newmont's investment in Midas, presented as Owner's Net Investment in the Midas carve-out financial statements, includes the accumulated net earnings, accumulated other comprehensive income and accumulated net distributions to Newmont. Midas's results are comprised of the historical operations, assets, liabilities and cash flows of the Midas Mining Operations as well as a portion of the administrative overhead of Newmont.

3	Significant accounting policies

Use of estimates

These carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The preparation of the carve-out financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other minerals in stockpile inventories; valuation allowances for deferred tax assets; provision for contingencies and litigation and basis of allocation of administrative overhead. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ from the amounts estimated in these financial statements.

(1)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

Stockpiles and inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles and inventories. Stockpiles and inventories are carried at the lower of average cost and net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles and inventories to net realizable value are reported as a component of Costs applicable to sales and Depreciation. The major classifications are as follows:

Stockpiles

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on current mining costs incurred including applicable overhead and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit.

In-process inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays ofthe material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or stockpiles plus the in-process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process.

Precious metals inventory

Precious metals inventories comprise gold and silver dore.

Materials and supplies

Cost includes applicable taxes and freight.

(2)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

Property, plant and mine development

Facilities and equipment

Expenditures for facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. The facilities and equipment are amortized using the straight-line method at rates sufficient to amortize such costs over the estimated productive lives of such facilities. These estimated productive lives do not exceed the related estimated mine lives, which are based on proven and probable reserves.

Mine development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the building af access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Casts incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project casts, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additianal infarmation on the ore body or converting mineralized material to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to' sales.

Mine development costs are amortized using the units-of-production method based on estimated recoverable ounces in praven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life af the ore body. Casts incurred to' access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Asset impairment

Midas reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may nat be recoverable. An impairment is considered to exist if the total estimated future cash flows an an undiscounted basis are less than the carrying amaunt of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization that is not part of the measured, indicated or inferred resource base, are included when determining fair value. The term "recoverable minerals" refers to the estimated amount of gold or silver that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals are risk adjusted based on management's relative confidence in such materials.

(3)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

Revenue recognition

Revenue is recognized from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.

Income and mining taxes

Midas accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of Midas's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income tax liability or asset, as measured by the statutory tax rates in effect. Midas derives its deferred income tax expense or recovery by recording the change in either the net deferred income tax liability or asset balance for the year. Mining taxes represent state and federal taxes levied on mining operations and are classified as income taxes as such taxes are based on a percentage of mining profits.

Deferred income tax assets include certain future tax benefits. Midas records a valuation allowance against any portion ofthose deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

Midas's operations involve dealing with uncertainties and judgments in the application of complex tax regulations. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities and resolution of disputes arising from federal and state tax audits. Midas recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the u.s. based on its estimate of whether, and the extent to which, additional taxes will be due. Midas adjusts these estimates in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from Midas's current estimate of the tax liabilities. Midas recognizes interest and penalties, if any, in income and mining tax expense.

Reclamation and remediation costs

Reclamation obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings using a credit adjusted risk free rate. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur.

(4)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

4	Inventories

	2013	2012
	$	$

In-process	667	983
Precious metals	7,964	3,940
Materials, supplies and other	1,736	2,317

	10,367	7,240

In 2013, the Company recorded write-downs of $1,204 and $682, classified as components of Costs applicable to sales and Depreciation, respectively, to reduce the carrying value of inventories to net realizable value (2012 -$nil).

5	Income and mining taxes

The Company's income and mining tax expense differed from the amounts computed by applying the United States statutory corporate income tax rate for the following reasons:

	2013	2012
	$	$

Income (loss) before taxes	(14,027)	48,208
Statutory rate	35%	35%

	(4,909)	16,873

Tax at statutory rates
Percentage depletion	(146)	(8,329)
Change in valuation allowance	35,656
Other	425	1,510

	31,026	10,054

Components of the Company's deferred income tax assets are as follows:

	2013	2012
	$	$

Property, plant and equipment	35,198	26,861
Other assets	458	1,817
Valuation allowance	(35,656)

		28,678

On the basis of available information at December 31,2013, including the decrease in Midas's long-term commodity price assumptions, rising operating costs, and the short lived nature ofthe Midas Mining Operations, it was concluded that Midas would not be able to realize the benefit from its deferred tax assets. As a result, a valuation allowance of $35,656 was recorded.

(5)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

6	Property, plant and mine development

			2013

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land and land improvements	3,300	(1,770)	1,530
Facilities and equipment	89,944	(74,284)	15,660
Mine development	156,097	(155,546)	551
Mineral interests	152,263	(152,231)	32
Asset retirement costs	2,181	(1,865)	316
Construction-in-process	399		399

	404,184	(385,696)	18,488

			2012

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land and land improvements	3,300	(1,746)	1,554
Facilities and equipment	93,832	(74,264)	19,568
Mine development	150,026	(126,385)	23,641
Mineral interests	152,263	(149,356)	2,907
Asset retirement costs	5,492	(3,525)	1,967
Construction-in-process	1,346		1,346

	406,259	(355,276)	50,983

7	Reclamation and remediation

Midas's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Midas has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation provisions are subject to warranties and surety bonds of $28,211 as at December 31, 2013 and $27,342 as at December 31,2012.

(6)

Midas Mining Operations
Notes to Carve-out Financial Statements

(in thousands of US dollars)

$
Balance - December 31, 2011	5,716
Additions, changes in estimates and other	1,918
Liabilities settled	(47)
Accretion expense	395
Balance - December 31,2012	7,982
Additions, changes in estimates and other	(775)
Accretion expense	465
Balance - December 31, 2013	7,672

Undiscounted reclamation and remediation liabilities as at December 31, 2013 are $8,829 and December 31, 2012 are $9,338.

8	Financial instruments

There are no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2013 or December 31, 2012.

Financial instruments consist of trade receivables and accounts payable. Financial instruments are initially recognized at fair value with subsequent measurement at amortised cost. The fair values of trade receivables and accounts payable approximate their carrying values due to the short-term maturities of these financial instruments.

Midas is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk relate to established customers situated in the United States.

9	Subsequent events

On February 11,2014, Newmont executed the sale of its Midas operation in Nevada to Klondex Mines Ltd.